BlackRock Floating Rate Income Trust ("Registrant")

77D  Policies with respect to security investments

On February 28, 2014, the Board of Trustees of the Registrant approved removing the following two non-fundamental investment policies of the Registrant:

•	Under normal market conditions, the Registrant expects to invest at least 30% of its managed assets in securities of non-U.S. issuers.

•	The registrant must invest in securities of at least 10 countries.

As a result of this policy change, the Registrant will no longer be required to invest a specific percentage of its assets in non-U.S. securities or invest in securities across a minimum number of non-U.S. countries.  The Board of Trustees has taken this action in order to increase the flexibility of investments eligible for purchase by Registrant.

The foregoing investment policy amendments went into effect on March 3, 2014.